Exhibit 99.8

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150 Fax: (416) 601 6151 www.deloitte.ca

INDEPENDENT AUDITORS’ CONSENT

We consent to the use of our reports dated February 5, 2004, appearing in this Annual Report on Form 40-F of Brookfield Properties Corporation for the year ended December 31, 2003.

Chartered Accountants
Toronto, Ontario, Canada
May 18, 2004

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON DIFFERENCE BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements and/or when there are changes in accounting principles that have a material effect on comparability of Brookfield Properties Corporation’s financial statements. As discussed in Note 1(m) to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation to conform to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook recommendations Section 3870. Also, as discussed in Note 1(o), the Company adopted Accounting Guideline 14 issued by the CICA in connection with the disclosure of guarantees. Our report to the shareholders of the Company dated February 5, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Toronto, Ontario, Canada
February 5, 2004